# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vir Biotechnology, Inc., CIK 0001706431
CUSIP: 92764N102
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1800 Owens Street, Suite 900, San Francisco, California (CA), 94158
Date of event which requires filing of this statement: 11/04/2026
Amends the filing with accession number 0001072613-19-000288
Filed by CIK 0001666306
Persons authorized to receive notices and communications: Mark McDonnell, ARCH Venture Management, LLC, 8755 W. Higgins Road, Suite 1025, Chicago, Illinois (IL), 60631, (773) 380-6600

## Reporting persons
- ARCH Venture Fund IX, L.P. (CIK 0001666306): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,897,988; sole dispositive power 0; shared dispositive power 11,897,988; aggregate amount beneficially owned 11,897,988 (6.9% of the class)
- ARCH Venture Fund IX Overage, L.P. (CIK 0001666307): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,897,988; sole dispositive power 0; shared dispositive power 11,897,988; aggregate amount beneficially owned 11,897,988 (6.9% of the class)
- ARCH Venture Partners IX, L.P. (CIK 0001723173): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,897,988; sole dispositive power 0; shared dispositive power 11,897,988; aggregate amount beneficially owned 11,897,988 (6.9% of the class)
- ARCH Venture Partners IX Overage, L.P. (CIK 0001723172): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,897,988; sole dispositive power 0; shared dispositive power 11,897,988; aggregate amount beneficially owned 11,897,988 (6.9% of the class)
- ARCH Venture Partners IX, LLC (CIK 0001723174): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,897,988; sole dispositive power 0; shared dispositive power 11,897,988; aggregate amount beneficially owned 11,897,988 (6.9% of the class)
- Robert Nelsen (CIK 0001219042): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 576,148; shared voting power 11,931,881; sole dispositive power 576,148; shared dispositive power 11,931,881; aggregate amount beneficially owned 12,508,029 (7.3% of the class)
- Keith Crandell (CIK 0001219039): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 272,964; shared voting power 11,897,988; sole dispositive power 272,964; shared dispositive power 11,897,988; aggregate amount beneficially owned 12,170,952 (7.1% of the class)
- Clinton Bybee (CIK 0001219043): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 30,570; shared voting power 11,959,148; sole dispositive power 30,570; shared dispositive power 11,959,148; aggregate amount beneficially owned 11,989,718 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Vir Biotechnology, Inc.
Address of issuer's principal executive offices: 1800 Owens Street, Suite 900, San Francisco, California (CA), 94158
Comment: This Amendment No. 8 (the "Amendment No.8") amends the statement on Schedule 13D filed on November 8, 2019 (as amended, the "Original 13D"), relating to the Common Stock, $0.0001 par value per share (the "Common Stock"), of Vir Biotechnology, Inc. (the "Issuer") having its principal executive office at 1800 Owens Street, Suite 900, San Francisco, California 94158. Certain terms used but not defined in this Amendment No. 8 have the meanings assigned thereto in the Original 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Each of AVF IX and AVF IX Overage acquired the Common Stock for investment purposes. Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, AVF IX and AVF IX Overage and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer.

From November 3, 2026 to November 5, 2026, AVF IX and AVF IX Overage sold 347,819 shares and 448,356 shares respectively, of Common Stock for cash.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Original 13D are hereby amended and supplemented as follows:

AVF IX is the record owner of 5,055,689 shares of Common Stock ("AVF IX Record Shares"). AVP IX LP, as the sole general partner of AVF IX, may be deemed to beneficially own the AVF IX Record Shares. AVP IX LLC, as the sole general partner of AVP IX LP, may be deemed to beneficially own the AVF IX Record Shares.

AVF IX Overage is the record holder of 6,842,299 shares of Common Stock ("IX Overage Record Shares" and, together with the AVF IX Record Shares, the "Record Shares"). AVP IX Overage GP, as the sole general partner of AVF IX Overage, may be deemed to beneficially own the IX Overage Record Shares. AVP IX LLC, as the sole general partner of AVP IX Overage GP, may be deemed to beneficially own the IX Overage Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each entity and Reporting Person may be deemed to share the power to direct the disposition and vote of the Record Shares. In addition, each of the AVP IX Managing Directors may be deemed to share the power to direct the disposition and vote of the Record Shares. Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 171,270,773 shares of Common Stock outstanding as of October 28, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 4, 2026.

In addition, as of November 6, 2026, Crandell is a record holder of 272,964 Shares of Common Stock, Bybee is a record holder of 30,570 shares of Common Stock, and Nelsen separately holds 576,148 shares of Common Stock. For Nelsen and Bybee, respectively, 33,893 shares and 61,160 shares of Common Stock held by family trusts are included in Shared Voting and Shared Dispositive figures on cover sheets.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days:
Except as set forth in the following, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days:

On November 3, 2026, AVF IX sold 94,905 shares of Common Stock and AVF IX Overage sold 122,337 shares of Common Stock at a weighted average sale price of $11.24 per share, in multiple transactions at prices ranging from $11.10 to $11.37, inclusive.

On November 4, 2026, AVF IX sold 146,562 shares of Common Stock and AVF IX Overage sold 188,926 shares of Common Stock at a weighted average sale price of $11.60 per share, in multiple transactions at prices ranging from $11.17 to $11.81, inclusive.

On November 5, 2026, AVF IX sold 99,274 shares of Common Stock and AVF IX Overage sold 127,970 shares of Common Stock at a weighted average sale price of $11.26 per share, in multiple transactions at prices ranging from $10.98 to $11.98, inclusive.

On November 5, 2026, AVF IX sold 7,078 shares of Common Stock and AVF IX Overage sold 9,123 shares of Common Stock at a weighted average sale price of $12.06 per share, in multiple transactions at prices ranging from $11.99 to $12.16, inclusive.

The reported prices are weighted average prices. The Reporting Persons undertake to provide the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within such range.

## Signatures
- ARCH Venture Fund IX, L.P.: ARCH Venture Partners IX, L.P., its General Partner (11/06/2026)
- ARCH Venture Fund IX, L.P.: ARCH Venture Partners IX, LLC, its General Partner (11/06/2026)
- ARCH Venture Fund IX, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (11/06/2026)
- ARCH Venture Fund IX Overage, L.P.: ARCH Venture Partners IX Overage, L.P., its General Partner (11/06/2026)
- ARCH Venture Fund IX Overage, L.P.: ARCH Venture Partners IX, LLC, its General Partner (11/06/2026)
- ARCH Venture Fund IX Overage, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (11/06/2026)
- ARCH Venture Partners IX, L.P.: ARCH Venture Partners IX, LLC, its General Partner (11/06/2026)
- ARCH Venture Partners IX, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (11/06/2026)
- ARCH Venture Partners IX Overage, L.P.: ARCH Venture Partners IX, LLC, its General Partner (11/06/2026)
- ARCH Venture Partners IX Overage, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (11/06/2026)
- ARCH Venture Partners IX, LLC: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (11/06/2026)
- Robert Nelsen: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Robert Nelsen (11/06/2026)
- Keith Crandell: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell (11/06/2026)
- Clinton Bybee: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Clinton Bybee (11/06/2026)
Comment: * This Amendment No. 8 to the Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Vir Biotechnology, Inc. by the Reporting Persons filed with the Securities and Exchange Commission on October 10, 2019 and incorporated herein in its entirety by reference.